Exhibit 99.17

APHRIA ANNOUNCES GLOBAL STRATEGIC PARTNERSHIP WITH EMERGING INTERNATIONAL LEADER NUUVERA CORP.

Aphria once again delivers shareholder value by monetizing its intellectual property

Leamington, Ontario — August 9, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF), is pleased to announce that it entered into a global strategic partnership with Nuuvera Corp. (“Nuuvera”), a Canadian-based global cannabis business. Initially focused on the Canadian market, the partnership includes joint relationships with Nuuvera to expand production across the globe, including Europe, Israel and Latin America.

As part of the partnership, the parties entered into five separate and distinct commercial transactions:

1.              Aphria invested $2 million in a Nuuvera common share offering;

2.              Aphria entered into a supply agreement with Nuuvera to supply annual requirements of 1,500 kgs, growing to 17,000 kgs when Aphria completes its four-part expansion plan in 2018 (“Supply Agreement”);

3.              Aphria will sell 100 of the 200 acres of land the Company owns on Mersea Road 8 (“Mersea Property”) in Leamington to Nuuvera, in exchange for a cash payment of $4 million (“Land Acquisition”);

4.              Aphria will provide consulting services to Nuuvera on the design and build of a 1 million square foot state-of-the-art greenhouse on the Mersea Property, in exchange for a fee equal to 8% of Nuuvera’s cost to build the facility, exclusive of its land acquisition costs; and,

5.              Aphria entered into an operational services agreement with Nuuvera to operate the Mersea Property in exchange for a fee of $0.10 per gram of cannabis harvested in the facility (“Operational Services”). Based on Aphria’s current expected yield from its 1 million square feet of greenhouse, it is anticipated that the operational services agreement will yield an annual payment of more than $10 million per year to Aphria, once Nuuvera’s greenhouse is fully built out. Based on Aphria’s current production costs, it is anticipated that Nuuvera will, like Aphria, be one of Canada’s lowest cost producers.

“This is an exciting strategic partnership for Aphria and Nuuvera. By combining our unparalled experience in cannabis production with Nuuvera’s extensive international network, we will bring the best of two leaders to meet the growing global demand for cannabis,” said Vic Neufeld, Chief Executive Officer, Aphria. “This partnership is further recognition by the global cannabis industry of the strength of our greenhouse growing intellectual property, and of Aphria’s strategy to monetize it, in order to create additional shareholder value”. We look forward to building a long-term partnership with Nuuvera to create an even more valuable presence in the market.”

Lorne Abony, Chief Executive Officer of Nuuvera, said, “Through this partnership, Nuuvera will be one of the largest Canadian producers with one of the lowest cost production facilities in Canada and internationally. We are thrilled to partner with Aphria, a true pioneer in harnessing the power of the sun to grow pharma-grade medical cannabis.”

The Land Acquisition represents a premium over the purchase price Aphria paid to acquire the property in January 2017. The Land Acquisition remains subject to customary due diligence and obtaining a severance of the land. The Land Acquisition is anticipated to close within nine months of today’s announcement.

Aphria understands that it is Nuuvera’s intention to build a 1 million square foot state-of-the-art, Dutch-style greenhouse, along with over 350,000 square feet of infrastructure, in multiple phases. After gaining appropriate clarity on the regulatory framework for future adult use of cannabis in Canada, Aphria plans to mirror the Nuuvera build on the portion of the Mersea Property it is retaining.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. Aphria was the first public licenced producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

About Nuuvera Corp.

Nuuvera is a global cannabis business focused on the secular trend towards the legalization of cannabis and is committed to rapidly capturing meaningful market share in regulated jurisdictions. Through its subsidiaries, ARA — Avanti Rx Analytics Inc. and Avalon Pharmaceutical Inc., Nuuvera holds a Dealer License (GMP) under the Narcotic Control Regulations, and Office of Controlled Substances, and is currently in the final stages of the Health Canada review process to become a Licensed Producer of medical marijuana under the ACMPR, having recently received its “letter to build” approval. Nuuvera is also pursuing various cannabis-related opportunities in Europe, Israel and Latin America.

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For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO — Aphria Inc.

1-844-427-4742

Lorne Abony

Chief Executive Officer - Nuuvera Corp.

info@nuuvera.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company’s ability to severe its land located on Mersea Road 8; completion of all customary due diligence associated with the land acquisition; Nuuvera subsidiary ultimately securing Licensed Producer status from Health Canada, completion of the planned 1,000,000 square feet of greenhouse for Nuuvera, expectations with respect to actual volumes under the Supply Agreement and the Operational Services Agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.